Motive Capital Corp

7 World Trade Center

250 Greenwich Street, FL 47

New York, NY 10007

December 17, 2021

VIA EDGAR

Sonia Bednarowski

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Motive Capital Corp

Registration Statement on Form S-4

Filed October 7, 2021

File No. 333-260104

Dear Ms. Bednarowski:

This letter sets forth responses of Motive Capital Corp (“Motive” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 3, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Set forth below in italics are the comments contained in the Staff’s Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”). Captions and page references herein correspond to those set forth in Amendment No. 1, a copy of which has been marked with the changes from the Registration Statement. Unless otherwise indicated, capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Staff Comment: Please revise the cover page and the question and answer section to disclose the cash value of the securities that (i) the public shareholders, (ii) the public warrantholders, (iii) the Sponsor and (iv) the holders of Forge capital stock will receive in connection with the Domestication and Business Combination. Also, disclose here the cost per share in the PIPE Investment and the aggregate cost of the PIPE Investment as well as the cost per Forward Purchase Unit and the aggregate cost of the Forward Purchase Units. In addition, please disclose here the voting power of (i) the public shareholders, (ii) the Sponsor, (iii) the holders of Forge capital stock, (iv) the PIPE Investors and (v) the A&R FPA Investors following the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 7, 8 and 12 of Amendment No. 1 as requested.

2.	Staff Comment: We note that in connection with (or concurrent with) the business combination, the proxy statement/prospectus references several potential distributions and trading activities. As such, please provide us with your detailed analysis of how you intend to structure/conduct such transactions and purchases so as to comply with the trading prohibitions of Rules 101 and 102 of Regulation M under the Exchange Act.

Response: The Company acknowledges the Staff’s comment with regard to the trading prohibitions of Rules 101 and 102 of Regulation M under the Exchange Act and respectfully advises that it does not believe that any of the transactions described in the proxy statement/prospectus implicate any potential non-compliant Regulation M restrictions.

Specifically, the first transaction to occur in the series of transactions described in the Registration Statement is the Domestication, in which all issued and outstanding securities of Motive will be converted on a one-for-one basis into equivalent securities of the same company, with the only change being the company’s domicile moving from the Cayman Islands to Delaware. The Company does not believe the Domestication gives rise to any Regulation M restrictions as there is no “distribution” as defined in or contemplated by the rules. The Company notes that, pursuant to the adopting release for Regulation M, Regulation M is “intended to preclude manipulative conduct by persons with an interest in the outcome of an offering.” In the Domestication, there is no potential for manipulation of stock prices that might artificially inflate the prevailing trading price of the securities following the Domestication. Further, Rule 102 of Regulation M provides that “[i]n connection with a distribution of securities effected by or on behalf of an issuer or selling security holder, it shall be unlawful for such person, or any affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period.” With respect to a “distribution,” the definition in Rule 100 requires “an offering of securities…that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company does not believe the Domestication is an offering as there is no “attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value” (Section 2(a)(3) of the Securities Act of 1933, as amended). Rather, Motive shares are converted on a one-for-one basis into equivalent securities of the same company, with the exact same assets and liabilities before and after consummation of the Domestication.

The second transactions to occur in the timeline, following the Domestication but before the Merger, are the PIPE Investment and A&R FPA Investment. While these transactions may be considered distributions for purposes of Regulation M, the “restricted period” related to each of the PIPE Investment and A&R FPA Investment has already expired. As disclosed in the section titled “Proposal 1 – Background of the Business Combination” in Amendment No. 1, the pricing of the securities to be issued in connection with the PIPE Investment was determined on September 12, 2021, when the PIPE Investors chose to participate in the PIPE Investment by indicating their final subscription amounts and delivering executed PIPE Agreements with binding obligations to purchase Domestication Common Stock at $10.00 per share. Given that there is no additional valuation period associated with the PIPE Investment, the Regulation M restricted period ended on September 12, 2021, when the executed PIPE Agreements were delivered by the PIPE Investors. Similarly, the pricing of the securities to be issued in connection with the A&R FPA Investment was determined on September 13, 2021, when the A&R FPA Investors delivered the executed A&R FPA with binding obligations to purchase Forward Purchase Units at $10.00 per Forward Purchase Unit. Again, in the absence of any additional valuation period, the Regulation M restricted period ended on September 13, 2021, when the executed A&R FPA was delivered by the A&R FPA Investors.

Lastly, with respect to the Merger, the applicable Regulation M restricted period will occur after the Form S-4 is declared effective and the definitive proxy statements are mailed. As noted in Staff Legal Bulletin No. 9:

The restricted period begins on the day of mailing the proxy solicitation materials and continues through the end of the period in which the target shareholders can vote on the merger or exchange. The restricted period includes the valuation period as well. For instance, if the valuation period occurs outside of the proxy solicitation period, an additional restricted period would commence one or five business days prior to the commencement of the valuation period and continue until the valuation period ends.

Forge intends to disseminate the proxy statement/prospectus to its stockholders promptly after the Staff declares the Form S-4 effective, which will begin the Regulation M restricted period. The restricted period will continue until Forge’s stockholders approve the Merger. In addition, as promptly as practicable after the Staff declares the proxy statement/prospectus effective (but in no event later than three business days after such date), Forge will deliver to each of its stockholders a form pursuant to which such stockholder can elect to receive cash instead of some of the Domestication Common Stock they would otherwise be entitled to receive. Even if the period during which Forge stockholders could make such an election were considered a valuation period for Regulation M purposes, such valuation period and any associated restricted period will end before the Domestication is consummated as Forge stockholders have only ten business days following the date on which the forms of election are first sent to make a cash election.

At no point during the Regulation M restricted periods described above will Motive (or its affiliates), directly or indirectly, bid for, purchase, or attempt to induce any person to bid for or purchase, shares or equity equivalents of Motive or New Forge in violation of Regulation M.

Questions and Answers

Questions and Answer about the Merger, page 3

3.	Staff Comment: Please add a question and answer or expand your disclosure on page 17 to include disclosure regarding the ownership of the public shareholders, the PIPE Investors, the A&R FPA Investors, the Sponsor and its affiliates and the Forge equity holders of the combined company after the merger that shows a range of redemption scenarios, including a maximum, minimum and interim redemption scenario. In this regard, we note your disclosure on page 17 shows the ownership for the minimum and maximum redemption scenarios. In addition, please disclose the Sponsor’s total potential ownership interest in the combined company assuming exercise and conversion of all securities as well as the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid, and disclose the A&R FPA Investors total potential ownership interest in the combined company assuming exercise and conversion of all securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 27 and 28 of Amendment No. 1 as requested.

4.	Staff Comment: Please add a question and answer that shows the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a question and answer on page 9 of Amendment No. 1 as requested.

5.	Staff Comment: Please add a question and answer that quantifies the value of warrants based on recent trading prices that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a question and answer on page 10 of Amendment No. 1 as requested.

6.	Staff Comment: Please add a question and answer that addresses the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify in this section whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants, and clearly explain the steps if any, the combined company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a question and answer on pages 12 and 13 of Amendment No. 1 as requested.

7.	Staff Comment: Please add a question and answer that addresses the consideration that Forge Global, Inc. equity holders will receive for vested and unvested shares of issued and outstanding common and preferred stock, for vested and unvested Forge Stock Options and for vested and unvested Forge Warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a question and answer on pages 7 and 8 of Amendment No. 1 as requested.

8.	Staff Comment: Please add a question and answer that identifies the Minimum Cash Condition and the maximum percentage of public shares that may be redeemed such that the remaining funds held in the trust account are sufficient to satisfy the Minimum Available Cash Condition.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a question and answer on pages 10 and 11 of Amendment No. 1 as requested.

9.	Staff Comment: Please and a question and answer that discloses the deferred underwriting fees payable to UBS Investment Bank and J.P. Morgan Securities LLC that are contingent upon the Business Combination as well as the fees to the Placement Agents for the PIPE Investment that are contingent upon the Business Combination. In addition, please add a risk factor that addresses the material risks to unaffiliated investors of taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omission in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added a question and answer on page 5 of Amendment No. 1 and a risk factor on pages 76 and 77 of Amendment No. 1 as requested.

Who will manage New Forge, page 4

10.	Staff Comment: Please expand this question and answer to disclose all of the directors and officers that will manage New Forge.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 4 of Amendment No. 1 as requested.

Do any of Motive’s directors or officers have interests that may conflict with the interests of Motive’s shareholders, page 5

11.	Staff Comment: Please expand your disclosure here both to quantify the aggregate dollar amount and to describe the nature of what the Sponsor, the directors and the officers have at risk that depends upon completion of a business combination, including the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which they are waiting for reimbursement. In addition, address the fiduciary or contractual obligations to other entities. In this regard, we note that you identify the other entities to which the Motive officers and directors have fiduciary duties or contractual obligations on page 234. In addition, please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also, clarify whether the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5 through 7 of Amendment No. 1 as requested.

12.	Staff Comment: We note that Motive’s amended and restated articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 7 and 139 of Amendment No. 1 as requested.

Will I experience dilution as a result of the Business Combination, page 5

13.	Staff Comment: Please expand this question and answer to disclose all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination and the impact of each significant source of dilution, including the amount of equity held by the Sponsors, officers and directors, and all convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also, disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 8 and 9 of Amendment No. 1 as requested.

Summary of the Proxy Statement/Prospectus

The Proposals to be Submitted at the Extraordinary Meeting, page 13

14.	Staff Comment: Please disclose here or in the Questions and Answers section a summary of each of the separately presented proposals that comprise the Non-Binding Organizational Documents Proposals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 20 and 21 of Amendment No. 1 as requested.

Motive’s Board of Directors’ Reasons for the Approval of the Business Combination, page 14

15.	Staff Comment: Please balance the disclosure in the fourth bullet point on page 15 by disclosing in the Summary of the Proxy Statement/Prospectus section Forge’s net losses for the most recently completed fiscal year and the six months ended June 30, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 23 and 127 of Amendment No. 1 as requested.

16.	Staff Comment: We note that one of the positive factors the board of directors considered was Forge’s potential for growth including engaging in acquisitions. Please clarify whether Forge currently has any understandings, agreements or plans related to specific targets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 22 and 127 of Amendment No. 1 as requested. The Company and Forge acknowledge that if any acquisition becomes probable, the parties will amend the Registration Statement to provide all required disclosures relating to any such acquisition.

Opinion of the Financial Advisor to Motive’s Board of Directors, page 16

17.	Staff Comment: We note that Houlihan Lokey provided a fairness opinion. Please revise to provide a clear explanation as to the reason why the fairness opinion was obtained and please state that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with the sponsor or its affiliates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24, 110, 130 and 136 of Amendment No. 1 to explain the reason why the fairness opinion was obtained. The Company supplementally advises the Staff that Houlihan Lokey’s opinion only addressed fairness to the Company, the entity paying the consideration in the Merger, and not to shareholders or a group of shareholders of Motive, individually or in the aggregate, because the buy-side shareholders are not paying, or receiving, any consideration in the transaction. The Company believes this approach is customary and appropriate for buy-side opinions in transactions of this nature.

Other Agreements, page 17

18.	Staff Comment: Please expand this section to include summaries of the material terms of each agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24 through 27 of Amendment No. 1 as requested.

Organizational Structure, page 18

19.	Staff Comment: Please revise to show VIEs in China, if any. In addition, please revise the diagram on page 19 to show the ownership of the A&R FPA Investors. Also, please disclose the number of Public Warrants, Private Warrants, Forward Purchase Warrants held by the Public Shareholders, the Sponsor, affiliates and Motive’s Officers and Directors, the PIPE Investors and the A&R FPA Investors as well as the number of convertible securities held by the Forge Holders in the footnotes to the diagram on page 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no VIEs in China to disclose. In addition, the Company has revised the diagram and footnotes on page 29 of Amendment No. 1.

Regulatory Matters, page 19

20.	Staff Comment: Your disclosure on page 19 that “[o]n October 1, 2021, Forge and Motive filed the required forms under the HSR Act with respect to the Business Combination with the . . . FTC and the . . . Antitrust Division” appears to conflict with your disclosure on page 119 that “[o]n March 25, 2021, Forge and Motive filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC.” Please revise for clarity and consistency.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reference to March 25, 2021 was a scrivener’s error. The Company has corrected the disclosure on page 141 of Amendment No. 1.

Risk Factors

Risks Related to the Operation of our Business

Our customers may encounter difficulties with investing through our platform..., page 37

21.	Staff Comment: We note that you reference using insurance coverage to cover the replacement cost of securities in the event that a transaction fails to settle, that you mention that commissions may be waived in a failed settlement situation in the next risk factor on this page, and that you reference a clearing service performance obligation on page F-49. Please tell us what consideration you have given to a potential obligation to register as a clearing agency, based on these disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the reference to “and clearing services performance” on page F-60. The Company has also updated the disclosure on page 49 of Amendment No. 1 and advises the Staff that Forge may agree to waive commissions in a failed settlement situation for customer relations reasons (as noted in Amendment No. 1), but there is no obligation to do so. Forge does not believe it has an obligation to register as a clearing agency.

We have been or are involved in, and may in the future become involved in, disputes or litigation, page 37

22.	Staff Comment: We note your disclosure that Forge has been and is involved in disputes and litigation matters between customers with respect to transactions on its platform. If material, please revise to include a brief description and quantitative information regarding such disputes and litigation matters.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has determined that no individual dispute is or was material or required to be disclosed per Regulation S-K Item 103. Additionally, as set forth on page F-107, as of September 30, 2021, Forge determined that there were no legal contingency matters, either individually or in the aggregate, that would have a material adverse effect on its financial position, results of operations, or cash flows and believes there has been no update that would change that view.

We have expanded and may continue to expand into international markets, page 45

23.	Staff Comment: We note your disclosure on page 45 that Forge operates and serves investors in foreign jurisdictions. Please identify these jurisdictions here and in Information About Forge section of your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 58, 200 and 208 of Amendment No. 1 as requested.

Risks Relating to the Domestication

The Domestication may result in adverse tax consequences for holders of Motive Ordinary Shares..., page 64

24.	Staff Comment: Please expand your disclosure in this section to more fully describe the tax consequences of the transaction and the related risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 81 and 82 of Amendment No. 1 as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 76

25.	Staff Comment: We note adjustment (N) to your unaudited pro forma condensed combined balance sheet reflects a change in classification of Forge preferred stock warrants from liability to equity. Please tell us how you determined these warrants to purchase shares of domestication common stock should be classified as equity. Specifically, explain the change in terms and the impact on the accounting determination. Please provide any accounting guidance considered in your accounting determination.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company respectfully advises the Staff that the pro forma adjustment reflecting a change in classification of Forge preferred stock warrants from liability to equity was made after analyzing the instruments under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

The Company respectfully clarifies that at the time of the Business Combination, each outstanding Forge preferred stock warrant will be assumed by New Forge and converted into warrants to purchase Domestication Common Stock (“Substitute Warrant”). Each Substitute Warrant will be exercisable for that number of whole shares of Domestication Common Stock equal to the product of the number of shares of Forge stock that were issuable upon exercise of such Forge preferred stock warrant immediately prior to the Closing multiplied by the Exchange Ratio (which is estimated to be approximately 3.08). Additionally, the per share exercise price of each converted warrant will be determined by dividing $12.4168, the exercise price per share of Forge’s preferred stock, by the Exchange Ratio, resulting in an exercise price per share of approximately $4.03. All other terms and conditions set forth in the original preferred stock warrant agreements are applicable to the Substitute Warrants.

The Company has three different types of warrants outstanding: May 2020 Warrants, October 2020 Warrants and Junior Preferred Warrants. The May 2020 Warrants and October 2020 Warrants will be settled in a fixed number of shares of Domestication Common Stock; Junior Preferred Warrants could settle in a variable number of shares, which will impact the number of shares of Domestication Common Stock that will be issued upon exercise. We included our analysis of these warrants separately:

ASC 480 Analysis - May 2020 Warrants and October 2020 Warrants

The Substitute Warrants outstanding from the May 2020 Warrants and October 2020 Warrants are freestanding financial instruments by definition in ASC 480-10-20. In addition, these Substitute Warrants do not meet the criteria for liability classification described in paragraphs ASC 480-10-25-8 and ASC 480-10-25-14, as the settlement of these Substitute Warrants involves delivery of New Forge’s Domestication Common Stock, which is not redeemable and therefore does not satisfy ASC 480-10-25-8 liability characteristics; New Forge will settle these Substitute Warrants by issuing a fixed number of its Domestication Common Stock; and New Forge’s obligation at settlement is directly related, not inversely related, to the fair value of the equity stock.

Based on the factors outlined above, Forge determined that these Substitute Warrants should not be classified as a liability according to the criteria in ASC 480.

ASC 815 Analysis - May 2020 Warrants and October 2020 Warrants

The Substitute Warrants outstanding from the May 2020 Warrants and October 2020 Warrants meet the definition of a derivative under ASC 815-10-15-83 because there is a) an underlying (New Forge’s Domestication Common Stock), a notional amount (the number of whole shares of Domestication Common Stock at the Exchange Ratio of approximately 3.08 as discussed above), and a payment provision (exercise price per share of $4.03 as discussed above), b) a nominal net investment (estimated the fair value per warrant ranged from $3.30 to $4.80 as of June 30, 2021), and c) the warrant agreement allows for net share settlement at New Forge’s election.

Next, the Company applied ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and determined that these Substitute Warrants meet the criteria to be considered indexed to New Forge stock as provided in ASC 815-40-15 because the exercise contingencies are not based on an observable market or index and the settlement provisions do not preclude the instruments being indexed to New Forge stock.

Lastly, the Company assessed the criteria in ASC 815-40-25-7 through 25-38 and noted that these Substitute Warrants state no clause that would require New Forge to net cash settle these Substitute Warrants.

In conclusion, based on analysis of the Substitute Warrants from the May 2020 Warrants and October 2020 Warrants under ASC 480 and ASC 815, these Substitute Warrants are not precluded from equity classification and are therefore accounted for as equity instruments.

ASC 815 Analysis - Junior Preferred Warrants

The Substitute Warrants outstanding from the Junior Preferred Warrants meet the definition of a derivative under ASC 815-10-15-83 because there is a) an underlying (New Forge’s Domestication Common Stock), a notional amount (the number of whole shares of Domestication Common Stock at the Exchange Ratio of approximately 3.08 as discussed above), and a payment provision (exercise price per share of $4.03 as discussed above subject to price protection provision), b) a nominal net investment (estimated the fair value per warrant to be $5.0 as of June 30, 2021 as a result of the exercise price protection provision), and c) the warrant agreement allows for net share settlement at New Forge’s election.

Next, the Company applied ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and determined that these Substitute Warrants meet the criteria to be considered indexed to New Forge’s stock as provided in ASC 815-40-15 because the exercise contingencies are not based on an observable market or index, however, the settlement provisions preclude the instruments from being indexed to New Forge stock.

Lastly, the Company assessed the criteria in ASC 815-40-25-7 through 25-38 and noted these Substitute Warrants do not meet all criteria required by ASC 815-40-25-10 to be classified as equity, as the contract does not contain an explicit share limit as a result of the exercise price protection provision.

Based on the factors outlined above, the Company determined that these Substitute Warrants should not be classified as equity according to the criteria in ASC 815.

ASC 480 Analysis - Junior Preferred Warrants

The Junior Preferred Warrants are freestanding financial instruments by definition in ASC 480-10-20. Based on the term of the Junior Preferred Warrants, New Forge is obligated to issue up to $5 million worth of New Forge’s Domestication Common Stock upon exercise of these warrants. As New Forge could settle in a variable number of its Domestication Common Stock, these warrants meet the criteria for liability classification described in paragraph ASC 480-10-25-14.

Based on the factor outlined above, the Company determined that the Junior Preferred Warrants will remain classified as a liability according to the criteria in ASC 480, and has revised pro forma adjustment (N) accordingly.

Note 5 - Net Income (Loss) per Share, page 78

26.	Staff Comment: Please tell us and revise to explain the reason(s) for the pro forma adjustment related to interest expense on convertible notes for the twelve months ended December 31, 2020 as noted on page 80. Additionally, please tell us how this adjustment is related to adjustment (bb) in your pro forma condensed combined statement of operations for the year ended December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that the pro forma adjustment (bb) on page 91 represents the interest expenses on the 2020 Term Loan issued in October 2020, offset by the removal of interest expenses incurred on convertible notes issued by SharesPost prior to the SharesPost Transaction. The SharesPost convertible notes were subsequently paid in full by Forge in connection with the SharesPost Transaction. The cash paid to SharesPost noteholders is included in the total cash purchase consideration of $20.3 million as disclosed on page 88. In accordance with Rule 11-02(a) under regulation S-X, we have assumed that the 2020 Term Loan was obtained, and the SharesPost convertible notes were repaid, at the beginning of the reporting period.

In the calculation of pro forma EPS, Forge applied the if-converted method when evaluating the dilutive effect of Forge’s convertible notes. Under this method, the interest expense associated with Forge’s convertible notes was removed from the numerator as Forge’s convertible notes were dilutive to the EPS. The interest expenses on the 2020 Term Loan and SharesPost’s convertible notes are included in the pro forma condensed statement of operations and in the pro forma EPS calculation.

The Company has revised the disclosure on pages 92 and 93 to clarify that the pro forma adjustments are related to interest expense on Forge’s 2019 Convertible Notes and 2020 Convertible Notes that were outstanding during the nine months ended September 30, 2021 and the twelve months ended December 31, 2020.

Structure of the Merger, page 92

27.	Staff Comment: Please revise your merger-related disclosure throughout your filing to more clearly state that Motive legally acquired Forge.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages ii, 35 and 107 of Amendment No. 1 as requested.

Proposal No. 1 - The Business Combination Proposal

Other Agreements

Forge Shareholder Support Agreement, page 104

28.	Staff Comment: Please disclose here, if true, that the Forge Shareholders have already approved the Merger and the transactions contemplated by the Merger Agreement. In this regard, we note your disclosure on page 6. In addition, please identify the RRA Holders as well as the aggregate number of shares of Domestication Common Stock that the RRA Holders may offer pursuant to the A&R Registration Rights Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has deleted the disclosure on page 10 of Amendment No. 1 and revised the disclosure on page 125 of Amendment No. 1. The Company has also identified the RRA Holders on page 125 of Amendment No. 1 and disclosed the aggregate number of shares of Domestication Common Stock that the RRA Holders may offer pursuant to the A&R Registration Rights Agreement on page 126 of Amendment No. 1.

Certain Projected Financial Information, page 107

29.	Staff Comment: We note that the projections were based on numerous variables and assumptions, but that you appear to have only listed two estimates and assumptions. Please revise to provide, and quantify where applicable, each of the variables and assumptions used for the projections.

Response: The Company respectfully acknowledges the Staff’s comment and advises that while numerous variables and assumptions were considered at the time Forge’s management prepared the Projections, the Company believes that the disclosure in the Registration Statement contains all material information with respect to the Projections and describes the specific material estimates and hypothetical assumptions identified by Forge management in developing the Projections as shared with Motive. In response to the Staff’s request, the Company further advises the following:

As described in the Registration Statement, Forge’s core trading revenues are primarily driven by trading volume and take rate. In deriving the disclosed material assumption regarding projected growth of revenue less transaction-based expenses at a rate of 20-26% through fiscal year 2023, Forge management expected that such growth would be driven primarily by:

•	Continued expansion in the number of private companies traded on Forge’s platform, along with additional employee interest in liquidity options from already existing private company clients;

•	Additional opportunities for the Forge Company Solutions team to work with these growing private companies to help manage their liquidity programs, driving additional Forge Markets trading revenue;

•	Increased customer base, through expanded marketing programs and increased brand awareness of Forge’s product offerings, and Forge management’s belief that, based on Forge's then current number of unique counterparties (more than 2,600 in the twelve-month period ended June 30, 2021), significant opportunities remain to expand its customer base over time;

•	Increased geographic opportunities arising out of the growth in private company unicorns globally, which Forge management believes is an opportunity to significantly expand its customer base in primary overseas markets in Asia and Europe; and

•	Continued improvement in technology, increasing efficiency and productivity, which Forge management believes will allow Forge’s trading business to further scale over time.

Additionally, Forge Trust’s custodial revenue comprised approximately 20% of the total full-year 2021 projected revenue set forth in the Projections, and is driven by account fees charged per account, with additional fees earned on the number of assets held in custody per customer, transaction fees and cash administration fees. Forge management expects the number of Forge Trust accounts to grow over time, which is also expected to increase custodial revenues.

Finally, while Forge’s Forge Data product offering has only recently launched, management expects that it will grow over time and become a more meaningful component of Forge's overall revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of Amendment No. 1 to include supplemental disclosure of these additional variables and assumptions used by Forge management at the time the Projections were prepared.

Proposals No. 3A Through 3F - The Non-Binding Organizational Documents Proposals, page 123

30.	Staff Comment: Your disclosure on pages 124, 129, 130 and 242 that the Proposed Charter provides that the federal district courts of the United States will be the exclusive forum for the resolutions of any complaint asserting a cause of action under the Securities Act appears to be inconsistent with your disclosure on page 66 that the Proposed Charter’s exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act. In addition, the Proposed Charter in Annex B does not appear to include an exclusive forum provision. Please revise for clarity and consistency. Also, if the provision does apply to Securities Act claims, please revise your disclosure to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or the Exchange Act. In this regard, we note that the Proposed Charter in Annex B does not include an exclusive forum provision and that Section 8 of Article VI of the Proposed Bylaws identifies the federal district courts of the United States as the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933 but is silent as to the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 148, 152 and 280 of Amendment No. 1 to clarify that the Proposed Bylaws will specify that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act. The Company has also revised the Proposed Bylaws on page C-18.

Non-Binding Organizational Documents Proposal 3C - Adoption of Supermajority Vote Requirement to Amend, page 125

31.	Staff Comment: Please briefly describe Articles V, VI, VII, VIII and IX of the Proposed Charter here.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 148 of Amendment No. 1 to describe Articles V, VI, VII, VIII and IX of the Proposed Charter.

U.S. Federal Income Tax Considerations, page 144

32.	Staff Comment: We note your disclosure on page 6 that the Domestication is intended to qualify as a “reorganization” within in the meaning of Section 368(a) of the Code and your disclosure on page 96 that indicates that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. You do not appear to discuss whether the Domestication and Merger will qualify as such in this section. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 169 and 170 of Amendment No. 1 to discuss the qualification of the Domestication as a reorganization. A form of opinion from Gibson Dunn to the effect that the Domestication will qualify as a reorganization is also included as Exhibit 8.1 to Amendment No. 1.

The Company notes the portion of the Staff’s comment with respect to the disclosure on page 96, but respectfully advises the Staff that the references to the reorganization on page 96 and elsewhere in the Registration Statement do not state that the Merger will qualify as a reorganization. With respect to page 96 specifically, the language appears in a summary of the operating covenant restrictions contained in the Merger Agreement and does not express a view on whether the Merger will actually qualify as a reorganization. The Company believes it is appropriate to forego discussion of the tax consequences of the Merger itself because such consequences are not relevant to the Motive shareholders.

Information About Forge

Business Overview, page 167

33.	Staff Comment: Please clarify what you mean by your statement regarding a “defensible moat” on page 167. In addition, we note your disclosure on page 168 that you have facilitated over 19,000 trades in over 400 companies in 70 countries since your founding. Please disclose here, if true, that you were incorporated in 2012. Also, so that investors understand the importance of each of your four pillars, please disclose the percentage of revenue you earn from each.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Forge’s use of “defensible moat” is intended to describe to readers Forge management’s belief that, currently, no other competitor has invested in or built a business that includes all four pillars of Forge’s business model, and that they believe it would take significant time and investment to replicate Forge’s current product offerings and associated synergies. However, to address the Staff’s request, we have revised the disclosure on page 195 of Amendment No. 1 to eliminate the reference to this term.

The Company has also revised the disclosure on pages 196 and 214 of Amendment No. 1 to clarify when Forge was founded and that the trade and company data includes the historical data of companies Forge has acquired since its founding.

As disclosed in the section captioned “Forge’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 222 of Amendment No. 1, for the period ended September 30, 2021, Forge categorizes its revenue into the following three categories: placement fees, which are driven by fees generated through trades on Forge Markets; custodial administration fees, which are revenues generated primarily from custodial account fees of Forge Trust; and subscription fees, which are subscription fees earned from Forge Intelligence and Forge Company Solutions ("FCS"), each of which was only recently launched. Certain fees generated through trades on Forge Markets are originated through FCS's software solutions purpose built for private companies who engage with FCS to easily adminster their liquidity offerings.

Due to the nascent history of the Forge Data and FCS product offerings, and the fact that placement fee revenues derived by company solutions provided by FCS are properly categorized as placement fees earned through trades on Forge Markets platforms, Forge does not believe it would be meaningful or appropriate to show revenue broken out by the four pillars. Nonetheless, Forge has added additional disclosure on page 197 of Amendment No. 1 to describe the percentage revenue earned from placement fees and custodial administration fees for the periods presented, together with additional disclosure indicating the still nascent stage of Forge Data’s and FCS's product offerings and the fact that FCS driven revenue is recorded as placement fees through transactions occurring on Forge Markets.

34.	Staff Comment: Please revise to disclose the range of fees you charge for your services, including the factors that may impact the rates you charge. For example, we note that your website states that you typically charge a 5% commission for trades but that participants may pay a higher commission if the total dollar amount of the transaction is less than your minimum transaction amount of $100,000.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 202 of Amendment No. 1 to disclose the range of fees charged, including the factors that may impact such rates.

Forge’s Differentiated Solutions

Forge Markets, page 171

35.	Staff Comment: Please disclose here your process for determining whether the transactions on your platform are exempt from registration pursuant to the Securities Act and that the trades are consistent with federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 200 of Amendment No. 1 to disclose the process for determining whether the transactions on the platform are exempt from registration pursuant to the Securities Act and that the trades are consistent with federal securities laws.

36.	Staff Comment: Please disclose whether you require a minimum transaction size. In addition, please disclose your data policies related to the transaction prices for securities. In this regard, we note your disclosure on page 38.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 202 of Amendment No. 1 to disclose Forge’s minimum transaction size. The Company has removed the disclosure on page 50 of Amendment No. 1 related to data policies related to transaction prices as contractually, Forge maintains that such prices are, by definition, information belonging to Forge. Forge negotiates exceptions to this policy on a case-by-case basis, and such exceptions have historically been very limited.

37.	Staff Comment: We note your disclosure on page 172 regarding the two main trade structures enabled through Forge Markets. Please provide us with a complete description of the materials terms and features of each structure, including the mechanics and documentation of the trades, the timing of settlement of the trades, the Securities Act exemption relied upon to effect the trades, and how the trades are effected in light of share transfer restrictions (whether imposed by the issuer or arising under the federal securities laws). In addition, we note the disclosure regarding issuer approval. Please explain the role of the issuer in these trades, including whether such approval is required for all trades.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the Staff with a complete description of the two main trade structures below.

Direct Secondary Transactions

To act as a buyer in a direct secondary transaction, an investor must be, at minimum, an Accredited Investor (“AI”). The buyer provides Forge with information sufficient to ascertain the buyer’s accreditation status.

On the platform, buyers and sellers submit indications of interest for the purchase or sale of private securities. When a buyer and seller (the “counterparties”) are matched and agree to transact, a term sheet is created describing the fundamental terms and conditions of the transaction, client engagement agreements (“CEAs”) between Forge (covering services to be provided and fees to be paid) and each counterparty are generally prepared, the counterparties are electronically directed to provide AML documentation, and OFAC and AML screening is conducted.

Once the counterparties have been approved to transact, a Forge form of purchase agreement or a form of purchase agreement proposed by one of the counterparties is prepared and finalized (a “PA,” and together with the CEA, the “Transaction Agreements”).

Following the execution of the Transaction Agreements by each counterparty, the seller may be required to provide evidence of ownership of the securities proposed to be transferred and the buyer may be required to provide proof of funds. In some cases, an escrow agent may be used to facilitate the transfer of funds. In this case, an escrow account is opened pursuant to an escrow agreement between the counterparties and an escrow agent. When all documentation required to process the transaction has been verified and delivered by the parties, the seller then proceeds to process the transfer with the issuer. The seller must then confirm there are no restrictions on transfer and must follow the processes regarding transfers as set forth in the issuer’s organizational documents and/or documentation relating to the prior issuance of the securities.

In cases where the parties are transferring securities pursuant to a PA, an executed copy of the PA and/or notice of the proposed transaction will typically be delivered to the issuer. In some cases, the issuer may require that the seller obtain a legal opinion setting forth the securities law exemption under which the transaction will be conducted. In some cases, the issuer is paid a transfer fee associated with the transfer of its securities.

Forge and the counterparties subsequently facilitate the transfer process. Such process may include:

•       If applicable, following the issuer’s process to determine whether or not the issuer or any shareholders of the issuer have rights to the shares (such as “rights of first refusal” or “co-sale” rights) and whether or not those rights will be exercised;

•       Facilitating seller’s delivery to the issuer of a legal opinion (to the extent required by the issuer);

•       Facilitating the payment of any transfer fee to the issuer’s transfer agent, if applicable; and

•       Obtaining any other documents or facilitating other actions reasonably required by the issuer or the transfer agent.

Generally, upon the issuer’s confirmation that it has transferred the ownership of the securities, the funds are wired to the seller. The issuer provides the buyer with a physical stock certificate or, in cases of an uncertificated security, an acknowledgement of ownership or evidence of ownership such as from a cap table management software provider or transfer agent. From indication of interest match to close, transactions take an average of 50 days to complete.

SPV Transactions

To act as a buyer in a transaction through an SPV structure, the investor must be, at minimum, an AI. The buyer provides Forge Markets with information sufficient to ascertain the buyer’s accreditation status.

When using an SPV structure the seller will transfer shares to an SPV organized by Forge Markets’ affiliated registered investment advisor (“RIA”), and the buyer will receive membership interests in the SPV. Forge verifies ownership and assesses applicable restrictions on sales of shares for each seller. Such diligence is performed on a transaction-by-transaction basis, even if the seller has previously transacted.

Forge typically prepares and provides the buyers with the applicable offering documents which include a Private Placement Memorandum, a Subscription Agreement, and an Operating Agreement, which are based on Forge’s standard template SPV documents (collectively, “Offering Documents”).

Following the execution of all of the required Offering Documents by the investor, the investor is required to fund the purchase price to the SPV’s designated bank account. Forge and the seller subsequently facilitate the transfer from the seller to the SPV, which is substantially similar to that noted above for secondary transactions. Forge subsequently facilitates the confirmation process. From indication of interest match to close, transactions take an average of 50 days to complete.

Forge Trust, page 174

38.	Staff Comment: Please disclose here whether you have insurance for the assets you custody, and describe where and how you custody such assets, including whether you use third-parties and the resulting risks if you do. In addition, we note that you intend to offer taxable custody accounts in 2022 and private share lending accounts. Please disclose the estimated costs associated with these new products as well as when you intend to offer the private share lending product. Also, on page 176, we note your disclosure in your Forge Data section that you plan to make significant investments in research and development, expand the breadth and depth of your sales coverage both in the U.S. and internationally, and seek partnership opportunities with key players in the private market ecosystem to unlock the value afforded by using data and analytics. Please quantify the investments you intend to make in research and development, identify your current sales coverage and plan of operation for the development of the products and services you intend to develop in this pillar, including a timeline and estimated costs as well as steps you have already taken to seek partnership opportunities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 202 of Amendment No. 1 to note that Forge Trust does not have insurance for the assets it custodies. Forge Trust currently serves solely as a custodian of self-directed IRAs (“SD IRAs”) holding alternative assets. The evaluation of investment suitability and risks rests with the account holder and their advisor, if any. As a result, Forge Trust is not responsible for the financial performance of custodial assets and does not provide any insurance coverage for the investment risks that are entirely borne by the SD IRA owner.

Forge had indicated taxable custody accounts and private share lending as potential opportunities that it may explore in the future. At the current time, there are no meaningful plans, timelines, cost estimates or information relating to these potential products to provide that would not be speculative. For these reasons, the Company has deleted reference these potential future programs and will revisit including disclosures on such programs in future filings when and if the plans begin to materialize.

The Company also advises the Staff that it has revised the disclosure on page 205 of Amendment No. 1 to remove reference to future significant investment in research and development, expansion of sales coverage and the seeking of partnerships with key players for the same reasons as set forth above.

39.	Staff Comment: Please describe your private share lending program and discuss how you will ensure that the lending program complies with the federal securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has deleted the reference to private share lending on page 203 of Amendment No. 1. As discussed in the response to Comment 38 above, Forge had indicated private share lending as a potential opportunity that it may explore in the future. At the current time, there are no meaningful plans, timelines, cost estimates or information to provide that would not be speculative. For these reasons, the Company has deleted reference to the potential future private share lending program and will revisit including disclosures on such program in future filings when and if the plans begin to materialize.

Powerful Network Effect Afforded Through Our Four Pillars, page 179

40.	Staff Comment: We note your disclosure regarding your commercial partners Deutsche Borse, Wells Fargo, BNP Paribas, Certent, Astrella by AST, Temasek and Addepar. Please describe your relationship with each and, to the extent that you have partnership agreements with any, please describe the material terms of such partnerships and, if material to your business, file these as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 207 of Amendment No. 1 to describe Forge’s relationships with certain of its strategic investors and its commercial partners. Forge does not believe that any such arrangement is material to its business.

41.	Staff Comment: Please disclose the jurisdictions in which you currently operate and the specific jurisdictions in which you plan to expand-on-the-ground coverage and any resulting risks. In addition, we note your disclosure that plan to expand-on-the-ground coverage in Asia and that one of your offices is located in Hong Kong. To the extent that you have or intend to have operations in China, please consider Topic No. 10 of the Division of Corporation Finance’s Disclosure Guidance as well as the July 30, 2021 Statement on Investor Protection Related to Recent Developments in China on our website and revise the registration statement accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 58, 200 and 208 of Amendment No. 1 to disclose the jurisdictions in which Forge operates. Forge does not intend to have operations in China.

The State of Regulation, page 183

42.	Staff Comment: Please revise this section to provide disclosure regarding the rules, regulations and laws of the foreign jurisdictions in which you operate and how such rules, regulations and laws impact Forge’s operations.

Response: The Company respectfully acknowledges the Staff’s comment. As set forth in responses to comments 23 and 41 above, Forge’s operations are located in the United States. Forge has a local branch office in Hong Kong. Forge’s subsidiary, SharesPost Asia Pte Ltd., holds a Recognized Market Operator license with the Monetary Authority of Singapore; however, it currently does not engage in any business activities. The disclosure set forth on page 212 of Amendment No. 1 discusses applicable regulatory requirements related to Forge’s operations in Singapore. The Company has updated the disclosure on page 212 of Amendment No. 1 to provide disclosure on regulations applicable to Forge’s operations in Hong Kong.

Forge’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations, page 192

43.	Staff Comment: We note disclosure on pages 196 and 200 that placement fees represent 85% and 57% of your total revenues for the six-months ended June 30, 2021 and fiscal year ended December 31, 2020, respectively. We also note your disclosure on page 190 that the type of client may influence your placement fee revenue and that the mix of clients in any given period will impact your overall take rate. Please revise to disclose, in a tabular format, placement fees earned and volume from institutions, individual investors, and private equity holders for each period presented and discuss any trends. Please refer to Item 303(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are various factors that drive a client’s take rate. The Company initially mentioned institutional and individual clients as examples, but Forge does not have different standard take rates for different types of clients. Rather, its placement fees and net take rates can be impacted by client-related factors such as volume and frequency of trading and whether they were originated on Forge’s platform, via an issuer-led program or event, or through a referring broker. The Company has revised the disclosure in Forge’s MD&A to clarify that having clients that come to the platform through external brokers or Forge Company Solutions programs may also impact its placement fee revenue.

Results of Operations, page 195

44.	Staff Comment: We note disclosure of transaction-based expenses of $2.6 million and $3.9 million recorded as a reduction of revenues for the six-months ended June 30, 2021 and fiscal year ended December 31, 2020, respectively. We also note disclosure on page 193 that these expenses represent fees incurred to support placement activities. Noting you disclose on page F-49 that you act as a principal in recognizing revenues for your placement fees, please tell us why you are netting transaction-based expenses against revenues and provide any guidance you considered in your accounting determination. Please refer to ASC 606-10-55-36 thru 55-40.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that transaction-based expenses are fees paid to third parties including fund insurance, fund management, fund settlement, external broker fees and transfer fees, and are settled in advance of Forge receiving its proceeds from placement fees activities. The Company has revised the presentation of revenues and transaction-based expenses on page 222 of Amendment No. 1 and throughout Amendment No. 1 to clarify that transaction-based expenses are not netted against revenues.

Description of New Forge Capital Stock

Warrants, page 240

45.	Staff Comment: Please disclose the material terms of the Public Warrants and the Private Warrants of New Forge, including the exclusive forum provision of in Section 9.3 of the Warrant Agreement filed as Exhibit 4.1 to the registration statement. In addition, please include a risk factor addressing the risks associated with the exclusive forum provision. Also, please disclose the material terms of the Forward Purchase Units.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 271-278 of Amendment No. 1 to disclose the material terms of the Public Warrants, the Private Warrants of New Forge and the Forward Purchase Units. The Company also advises the Staff that it has added a risk factor on page 72 of Amendment No. 1 addressing the risks associated with the exclusive forum provision.

Forge Global, Inc.

Note 12 - Share-Based Compensation

Nonrecourse Promissory Notes to Early Exercise Stock Options, page F-71

46.	Staff Comment: We note your disclosure here and on page F-76 that during fiscal years ended December 31, 2020 and 2019, certain employees early exercised stock options in exchange for promissory notes, the transactions were accounted for as modifications, and the promissory notes were not recognized in their financial statements. Please tell us all the relevant facts and circumstances related to these transactions, more clearly explain how you accounted for them and provide any guidance considered in your accounting determination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the promissory notes issued to certain employees, including certain executives, of Forge are considered nonrecourse in their entirety for accounting purposes, consistent with the guidance in ASC 718-10-25-3.

For each of the loans, Forge has recourse for 50% of the then outstanding unpaid principal plus the full amount of accrued and unpaid interest against the respective borrower and any other assets of the borrower and otherwise only has recourse against the shares pledged as collateral underlying the loans. Forge evaluates the accounting of these loans based on the loan terms and Forge’s historical practice of enforcing recourse loans.

Partial recourse notes are not explicitly discussed in ASC 718. Therefore, Forge looked to superseded stock-based compensation guidance in Issue 34 of EITF 00-23, which indicates that partial recourse notes should be accounted for as nonrecourse in their entirety if the note is not aligned with a corresponding percentage or a pro-rata portion of the underlying shares, or if the employer has a history of not demanding repayment of the loan amounts in excess of the fair value of the shares. Further, Forge does not have a history of enforcing recourse to employee assets. Therefore, it was determined that the loans should be accounted for as nonrecourse in entirety. While the guidance in EITF 00-23 has been superseded, we understand that the large accounting firms’ published guides all consider the historical guidance in this area of recourse and nonrecourse loans to still be relevant in assessing the appropriate accounting treatment under ASC 718. In accordance with ASC 718-10-25-3, as the notes are considered nonrecourse loans in their entirety, for accounting purposes they should be accounted for as stock options.

Therefore, based on the above interpretive guidance, Forge determined For accounting purposes, the stock options are not deemed exercised until the nonrecourse note is repaid. As a result, the nonrecourse loan and associated interest, along with the shares underlying the option, will not be recorded on Forge’s balance sheet or statement of operations. Furthermore, because the underlying options continue to vest as the employee provides services, the corresponding share-based compensation should continue to be recognized over the requisite service period with a corresponding credit to APIC.

As the ability to exercise the option with a promissory note was not part of the original terms of the option grant, the issuance of these notes is considered a modification of the original terms of the awards. In accordance with ASC 718-10-25-4 and ASC 718-20-35-2A through 718-20-35-3, Forge evaluated the fair value of these stock options using the terms of the promissory note to determine if any incremental fair value was provided to the grantees over the fair value of the original options at that date. Forge’s determination of the fair value for the option awards required assessment of both the exercise price, which includes the principal and interest, and the expected term, both of which may be impacted by the terms of the nonrecourse note agreements. Forge estimated the fair value of the stock options using the Black-Scholes option-pricing model and compared this fair value to the value of the original awards immediately prior to the issuance of the promissory notes. Forge determined that the promissory note terms resulted in incremental fair value of these awards and therefore determined that the incremental share-based compensation related to these stock options is not immaterial to Forge’s financial statements and that such incremental expense is being amortized over the remaining term of the requisite service period.

We hope that the foregoing has been responsive to the Staff’s comments. If the Staff has any questions or comments regarding the foregoing, please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Blythe Masters

Blythe Masters

Chief Executive Officer